================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 9)

                                   ----------

                            THE FORTRESS GROUP, INC.

                                (Name of Issuer)

  Common Stock, Par Value $0.01 Per Share                      3495K108
--------------------------------------------------------------------------------
      (Title of class of securities)                        (CUSIP number)

       Marjorie L. Reifenberg, Esq.                  David P. Stone, Esq.
Lazard Freres Real Estate Investors L.L.C.       Weil, Gotshal & Manges LLP
           30 Rockefeller Plaza                       767 Fifth Avenue
         New York, New York 10020                 New York, New York 10153
              (212) 632-6000                           (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 August 10, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 16 pages

================================================================================


NY2:\1015000\11\LR6G11!.DOC\58120.0004

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Prometheus Homebuilders LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                         - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   6,571,673 shares*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                    - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:               6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [x]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.6%*, based on the number of shares of Common Stock outstanding on May 15, 2001*

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
* Without giving effect to the reduction described below in Item 6.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LF Strategic Realty Investors II L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                   6,571,673 shares*
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:              6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.6%*, based on the number of shares of Common Stock outstanding on May 15, 2001*

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
* Without giving effect to the reduction described below in Item 6.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:  AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   6,571,673 shares*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.6%*, based on the number of shares of Common Stock outstanding on May 15, 2001*

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
* Without giving effect to the reduction described below in Item 6.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II - CADIM Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

-------------------------- ------- -----------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                         - 0 -
         SHARES
                           ------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                 6,571,673 shares*
        OWNED BY
                           ------- -----------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                    - 0 -
        REPORTING
                           ------- -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:            6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.6%*, based on the number of shares of Common Stock outstanding on May 15, 2001*

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
* Without giving effect to the reduction described below in Item 6.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres Real Estate Investors L.L.C.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               6,571,673 shares*
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.6%*, based on the number of shares of Common Stock outstanding on May 15, 2001*

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
* Without giving effect to the reduction described below in Item 6.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres & Co. LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:   AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               6,571,673 shares*
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,571,673 shares*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.6%*, based on the number of shares of Common Stock outstanding on May 15, 2001*

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
* Without giving effect to the reduction described below in Item 6.

                  This Amendment No. 9 to Schedule 13D (this "Amendment") is filed by Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"); LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"); LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"); LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"); Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"); and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D originally filed by Prometheus on August 25, 1997 (the "Initial Schedule 13D"). The Initial Schedule 13D, as amended prior to the date hereof (the "Amended Schedule 13D"), is hereby further amended to update information set forth in Schedules III and IV hereto and otherwise, as follows:

Item 5.           Interest in Securities of the Issuer.

                  Pursuant to a letter agreement, dated July 31, 2001, in the form filed herewith as Exhibit 1 hereto (the "Letter Agreement"), as of July 31, 2001 Prometheus sold to Mr. Robert Short, a director of the Company ("Mr. Short"), 3,500 shares of the Class AAA Preferred Stock, thereby reducing the number of preferred shares owned by Prometheus from 28,500 to 25,000. As noted below in Item 6, pursuant to the Letter Agreement, Prometheus also sold to Mr. Short a portion of the Warrants previously issued to Prometheus pursuant to the Supplemental Warrant Agreement referred to in Amendment No. 5 to the Initial
Schedule 13D (the "Warrants" and the "Warrant Agreement", respectively). The 25,000 shares of Class AAA Preferred Stock retained by Prometheus are convertible into 1,138,628 shares of common stock (taking into account accrued but unpaid dividends through the latest dividend payment date). Pursuant to a Pledge, Security and Voting Trust Agreement, dated July 31, 2001, in the form of Exhibit B to the Letter Agreement (the "P, S & VT Agreement"), Prometheus has
(i) retained a first priority security interest in, and the right (as voting trustee) to vote, all of the 3,500 shares of the Class AAA Preferred Stock which it sold to Mr. Short; (ii) not retained any right to vote any shares of common stock issuable upon the conversion of such preferred shares; but (iii) retained a first priority security interest in such shares of common stock.

Item 6.           Contracts, Arrangements, Understandings, or
                  Relationships With Respect to Securities of the Issuer.

                  Pursuant to a Recognition Agreement, dated July 31, 2001, in the form of Exhibit C to the Letter Agreement (the "Recognition Agreement"), the number of Warrants was fixed at 5,937,500 (subject to adjustment as provided in the Warrant Agreement, as amended by the Recognition Agreement). The Recognition Agreement also clarified and amended certain terms of the Warrants and the Warrant Agreement. Pursuant to the Letter Agreement, Prometheus sold 729,167 of such Warrants to Mr. Short as of July 31, 2001, thereby reducing the number of Warrants owned by Prometheus to 5,208,333. Pursuant to the P, S & VT Agreement,

Prometheus has retained a first priority security interest in the Warrants which it sold to Mr. Short and any shares of common stock issuable upon the exercise thereof.

                  As noted in the Amended Schedule 13D, a portion of the Warrants will become exercisable on September 30, 2001. Under applicable rules of the Securities and Exchange Commission, Prometheus is deemed to be the beneficial owner of all securities which it has the right to acquire within sixty days. Consequently, on August 1, 2001, Prometheus was deemed to be the beneficial owner of all of the shares of the common stock of the Company which it may acquire upon its exercise of that portion of the Warrants which becomes exercisable on September 30, 2001. The number of shares beneficially owned (and the percentage represented thereby), as set forth in lines 8, 10, 11 and 13 of pages 2 through 7 of this Amendment, assume that all of the Warrants beneficially owned by Reporting Persons will become exercisable on September 30, 2001. However, the actual number of Warrants which will become exercisable on that date will be reduced pursuant to the letter agreement, dated March 29, 2001, which was filed as Exhibit 1 to Amendment No. 8 to the Initial Schedule 13D (the "March Agreement"). The precise number of Warrants which will become exercisable on September 30, 2001 will not be known until that date and may thereafter change, from time to time, as provided in the March Agreement, but, by reason of the March Agreement, the Reporting Persons are the beneficial owners of fewer shares than are ascribed to them on pages 2 through 7 of this Amendment.

                  In connection with the transactions consummated by the Letter Agreement, the Fortress Pledge and Security Agreement referred to in Item 6 of Amendment No. 7 to the Initial Schedule 13D was amended, by a First Amendment to Pledge and Security Agreement, dated as of July 31, 2001, in the form filed herewith as Exhibit 2 hereto, to release from the security interest granted thereby the shares of Class AAA Preferred Stock and Warrants which Prometheus sold to Mr. Short pursuant to the Letter Agreement and to grant to Capital Trust Inc. a security interest in the Additional Collateral referred to in the First Amendment to Pledge and Security Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1         Letter Agreement, dated July 31, 2001.


Exhibit 2 First Amendment to Pledge and Security Agreement, dated as of July 31, 2001, between Capital Trust Inc. and Prometheus Homebuilders LLC.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August    , 2001


      PROMETHEUS HOMEBUILDERS LLC

           By LF Strategic Realty Investors II L.P., its managing member,

                    by  Lazard Freres Real Estate
                            Investors L.L.C.,
                            its general partner,


                            by     /s/ John A. Moore
                                -----------------------
                                  Name:  John A. Moore
                                  Title: Principal and Chief Financial Officer LF STRATEGIC REALTY INVESTORS II L.P.

                    By  Lazard Freres Real Estate Investors
                            L.L.C., its general partner,

                            by     /s/ John A. Moore
                                ------------------------------
                                  Name: John A. Moore
                                  Title:  Principal and Chief Financial Officer


           LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                    By  Lazard Freres Real Estate Investors
                            L.L.C., its general partner,

                            by     /s/ John A. Moore
                                ------------------------------
                                  Name: John A. Moore
                                  Title:  Principal and Chief Financial Officer

     LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

              By  Lazard Freres Real Estate Investors
                      L.L.C., its general partner,

                      by     /s/ John A. Moore
                          ------------------------------
                            Name: John A. Moore
                            Title:  Principal and Chief Financial Officer


     LAZARD FRERES REAL ESTATE
     INVESTORS L.L.C.

                      by     /s/ John A. Moore
                          ------------------------------
                            Name: John A. Moore
                            Title:  Principal and Chief Financial Officer



     LAZARD FRERES & CO. LLC

                      by     /s/ Scott D. Hoffman
                          ---------------------------------
                            Name: Scott D. Hoffman
                            Title:  Managing Director

                                  SCHEDULE III

                           Lazard Board of Lazard LLC

                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------
Michel A. David-Weill               Chairman of Lazard LLC and                  France
                                    Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA

Antoine Bernheim                     Investor                                    France
                                    Chairman of Assicurazioni Generali S.p.A.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Francois Voss                       Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Didier Pfeiffer                     President du Conseil de Surveillance        France
                                    Fonds de Garantie des Assurances
                                    de Personnes
                                    30-32 rue de Taitbout
                                    75311 Paris Cedex 09 France

Alain Merieux                       President Directeur General (CEO)           France
                                    BioMerieux S.A. and BioMerieux Alliance
                                    69280 Marcy L'Etoile
                                    France






                                       12

                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------

Jean Guyot                          Investor                                    France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Bruno M. Roger                      Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

William R. Loomis, Jr.              Chief Executive Officer and                 USA
                                    Managing Director of
                                    Lazard Freres & Co. LLC and
                                    Chief Executive Officer of Lazard LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY 10020

Marcus Agius                        Chairman and Managing Director              United  Kingdom
                                    of Lazard Brothers & Co., Limited
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom

Gerardo Braggiotti                  Managing Director of Lazard Freres          Italy
                                    S.A.S., Lazard Freres & Co. LLC and
                                    Lazard Brothers & Co., Limited;
                                    Vice Chairman of Lazard AB Stockholm
                                    and Lazard & C. Srl; Member of Super-
                                    visory Board of Lazard & Co. GmbH;
                                    and Chairman of Lazard Asesores
                                    Financieras S.A.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France


                                   SCHEDULE IV

        Executive Committee of Lazard Strategic Coordination Company LLC

                  Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:

                                    Principal Occupation
Name                                and Business Address                                Citizenship
----                                --------------------                                -----------
Michel A. David-Weill               Chairman of Lazard LLC and                  France
                                    Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA

Marcus Agius                        Chairman and Managing Director              United Kingdom
                                    of Lazard Brothers & Co., Limited
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom

Gerardo Braggiotti                  Managing Director of Lazard Freres          Italy
                                    S.A.S., Lazard Freres & Co. LLC and
                                    Lazard Brothers & Co., Limited; Vice
                                    Chairman of Lazard AB Stockholm and
                                    Lazard & C. Srl; Member of Supervisory
                                    Board of Lazard & Co. GmbH; and Chair-
                                    man of Lazard Asesores Financieras S.A.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Norman Eig                          Managing Director                           USA
                                    of Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY 10020



                                       14

                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------

Kenneth M. Jacobs                   Managing Director                           USA
                                    of Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY 10020

William R. Loomis, Jr.              Chief Executive Officer and                 USA
                                    Managing Director of
                                    Lazard Freres & Co. LLC and
                                    Chief Executive Officer of Lazard LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY 10020

Georges Ralli                       Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Bruno M. Roger                      Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

William J. Rucker                   Managing Director of Lazard Brothers        United
                                    & Co., Limited                              Kingdom
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom

David L. Tashjian                   Managing Director of Lazard Freres          USA
                                    & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, New York 10020


                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.       DESCRIPTION
-----------       -----------

Exhibit 1         Letter Agreement, dated July 31, 2001.


Exhibit 2 First Amendment to Pledge and Security Agreement, dated as of July 31, 2001, between Capital Trust Inc. and Prometheus Homebuilders LLC.